June 16, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	8point3 Energy Partners LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-202634)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated June 10, 2015, through the date hereof:

Preliminary Prospectus dated June 10, 2015

4,164 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the Partnership’s request for acceleration of the effective date of the above-referenced Registration Statement, so that it becomes effective at 4:00 p.m. (Washington, D.C. time) on June 18, 2015, or as soon as possible thereafter.

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Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Richard Cohn
	Name:	Richard Cohn
	Title:	Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Jennifer Sheffield
	Name:	Jennifer Sheffield
	Title:	Managing Director

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